October 29, 2004


Mail Stop 0510


via U.S. mail and facsimile


Mr. Donald E. Washkewicz
President and Chief Executive Officer, Parker-Hannifin Corporation 6035 Parkland Boulevard
Cleveland, OH  44124-4141


	RE:	Form 10-K for the fiscal year ended June 30, 2004
		Filed September 3, 2004
File No. 1-04982



Dear Mr. Washkewicz:

		We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Year ended June 30, 2004

Item 7. Management`s Discussion and Analysis of Financial Condition and Results of Operations.


General

1. In future filings, expand your Management`s Discussion and Analysis section to better inform investors of current trends and risks faced by the company from management`s perspective. Also quantify in more detail your results of operations to help readers better understand changes from one year to the next. For example, quantify the material components that impacted the change in sales and margins year over year. Refer to Release No. 33-8350: Interpretation - Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations.

Contractual Obligations

2. In future filings, include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. In addition, include the other long-term liabilities reflected on your balance sheet under generally accepted accounting principles, such as those related to your pension plans and postretirement medical and life insurance benefits. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations."

Critical Accounting Policies

3. Expand your discussion of pensions to discuss the future potential impact that your unrecognized actuarial loss will have on future financial statements.

Item 8. Financial Statements and Supplementary Data

Note 1. Significant Accounting Policies - Long-term Contracts

4. In future filings, disclose the method of measuring the extent of progress toward completion. Refer to paragraph 45 of SOP 81-1.




Note 6. Inventories

5. You indicate in your critical accounting policies that inventories have been reduced by an allowance for excess and obsolete inventories. Given your reference to this management estimate, in future filings provide a rollforward of this allowance herein or in Schedule II - Valuation and Qualifying Accounts.

Note 7. Goodwill and Intangible Assets

6. You disclose that your 2004 impairment charge was recorded in the Industrial Segment primarily resulting from declining market conditions and lower future growth potential. However, we note your statements in Management Discussion & Analysis that the Industrial North American markets saw "continued improvement" and "this trend to continue into 2005". Also, you disclose that the Company expects sales and profits in the Asia Pacific and Latin American regions to grow. In future filings, please explain in further detail the reasons for the goodwill impairment and provide sufficient information to reconcile these disclosures.

Note 14. Research and Development

7. We note that you net the revenues you have earned under research and development contracts against your research and development costs. Differentiate for us your accounting for (i) research and development contracts with the federal government, if any, and (ii) research and development contracts for other customers. Provide the authoritative literature that supports your accounting for each of these types of contracts. In future filings, provide the disclosures required by paragraph 3.56 of AICPA Audit and Accounting Guides - Audit of Federal Government Contractors.

Note 15. Contingencies

8. In future filings, provide a rollforward of your accrued environmental liabilities. In addition, to the extent any of the 28 manufacturing facilities represents a material component of your accrual or the maximum amount of your range of loss, consider the need to provide additional footnote and MD&A disclosures contemplated by Questions 2, 3 and 4 of SAB Topic 5Y.




*    *    *    *



Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 824-5525 or, in his absence, to Jeanne Baker, Assistant Chief Accountant at (202) 942-1835, or the undersigned at (202) 942-1798.

							Sincerely,



							John Hartz
							Senior Assistant Chief Accountant

PARKER-HANNIFIN CORPORATION
October 29, 2004
Page 4 of 4



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

       DIVISION OF
CORPORATION FINANCE